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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               -------------------

                                   SCHEDULE TO
                                  (RULE 13e-4)
                             TENDER OFFER STATEMENT
                                      UNDER
                          SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934


                                 AMENDMENT NO. 1


                               -------------------

                                  SEPRACOR INC.
         (Name of Subject Company (Issuer) and Filing Person (Offeror))

                               -------------------

          Options to Purchase Common Stock, $0.10 Par Value Per Share,
              Having an Exercise Price of $18.00 or more Per Share
                         (Title of Class of Securities)

                               -------------------

                                   817315 10 4
                      (CUSIP Number of Class of Securities)
                            (Underlying Common Stock)

                               -------------------

                              Timothy J. Barberich
                      Chairman and Chief Executive Officer
                                  Sepracor Inc.
              84 Waterford Drive, Marlborough, Massachusetts 01752
                            Telephone: (508) 481-6700
       (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

                                    Copy to:
                              Mark G. Borden, Esq.
                              Susan W. Murley, Esq.
                                Hale and Dorr LLP
                                 60 State Street
                           Boston, Massachusetts 02109
                            Telephone: (617) 526-6000
                            Telecopy: (617) 526-5000

                               -------------------


                            CALCULATION OF FILING FEE
===============================================================================
           TRANSACTION VALUATION(1)            AMOUNT OF FILING FEE(2)
-------------------------------------------------------------------------------
           $26,825,269                       $2,468
===============================================================================

(1) Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 5,348,238 shares of common stock of Sepracor Inc. having a weighted average exercise price of $45.38 will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model.

(2) Previously paid. The amount of the filing fee is calculated at $92 per $1,000,000 of the Transaction Value.



|_| Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

      Amount Previously Paid: Not applicable.     Filing party: Not applicable.
      Form or Registration No.: Not applicable.   Date filed: Not applicable.

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

      Check the appropriate boxes below to designate any transactions to which the statement relates:

         |_|  third party tender offer subject to Rule 14d-1.

         |X|  issuer tender offer subject to Rule 13e-4.

         |_|  going-private transaction subject to Rule 13e-3.

         |_|  amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|

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                             INTRODUCTORY STATEMENT

         This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO filed by Sepracor Inc. (the "Company") with the Securities and Exchange Commission on June 17, 2002 (the "Schedule TO") relating to an option exchange program being conducted by the Company for compensatory purposes. This Amendment No. 1 includes as Exhibit (a)(1) the Offer to Exchange Outstanding Stock Options, dated June 17, 2002, as amended on July 3, 2002, including Summary Term Sheet.

         Page 3 of the Form of Election Form, Exhibit (a)(2) to the Schedule TO, contains a certification that states: "I have read, understood and agree to all of the terms and conditions of the offer as set forth in the Offer to Exchange dated June 17, 2002." The Company disclaims the optionholder's obligation to make such certification to the Company.


ITEM 12. EXHIBITS.


         Item 12 is hereby amended and supplemented to add Exhibit (a)(1), the Offer to Exchange Outstanding Stock Options, dated June 17, 2002, as amended on July 3, 2002, including Summary Term Sheet, which is filed herewith.


                                    SIGNATURE


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to Schedule TO is true, complete and correct.

                                  SEPRACOR INC.


                                          /s/  Robert F. Scumaci
                                          -------------------------------------
                                          Robert F. Scumaci
                                          Executive Vice President, Finance and
                                          Administration and Treasurer


                                          Date:  July 3, 2002



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                                  EXHIBIT INDEX

Exhibit
NUMBER            DESCRIPTION


(a) (1) Offer to Exchange Outstanding Stock Options, dated June 17, 2002, as amended on July 3, 2002, including Summary Term Sheet.




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